TROUTMAN SANDERS LLP

ATTORNEYS AT LAW

A LIMITED LIABILITY PARTNERSHIP

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA 30308-2216

www.troutmansanders.com

TELEPHONE: 404-885-3000

FACSIMILE: 404-885-3900

Thomas O. Powell	Direct Dial: 404-885-3294
Thomas.powell@troutmansanders.com	Direct Fax: 404-962-6658

November 12, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attention: Christina Chalk

Special Counsel

Re:	First Commerce Community Bankshares, Inc.

Amendment No. 1 to Schedule 13E-3, filed October 26, 2004

File No. 5-80105

Dear Ms. Chalk:

Today we filed the above-referenced Amendment No. 1 with the Securities and Exchange Commission (the “Commission “) on behalf of our client, First Commerce Community Bankshares, Inc. (“First Commerce Community”). For the convenience of the Staff, we also are enclosing with the paper copy of this letter four paper copies of Amendment No. 1, two of which have been marked to show the changes made from the Schedule 13E-3 filed on October 26, 2004 (the “Original Schedule 13E-3”). The following are First Commerce Community’s responses to the Staff’s comments on the Original Schedule 13E-3, transmitted in a letter from the Staff dated November 9, 2004. We are submitting this letter on behalf of First Commerce Community, and the terms “we,” “us” and “our” in the following responses refer to First Commerce Community.

We have restated and responded to each of your comments below. All page references (excluding those in the headings and your comments) refer to pages of the marked copy of the Schedule 13E-3 and the exhibits thereto.

Schedule 13E-3

1.	The signature line on page 8 of the Schedule 13E-3 indicates that Mr. Lumpkin is signing on behalf of Unified Financial Services, Inc., rather than on behalf of the registrant, First Commerce Community Bankshares, Inc. We assume this is a typographical error. Please revise or advise.

TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP

Securities and Exchange Commission

November 12, 2004

Response:

In response to the Staff’s comment, we have made the indicated correction. Please see the signature page to Amendment No. 1 to the Schedule 13E-3.

Exhibit (a)(3)(i) - Proxy Statement

Summary Term Sheet, page 3

2.	Item 1001 of Regulation M-A mandates that the summary term sheet be in bullet point format and that it must briefly describe the most material terms of the transaction. We do not believe your summary meets the standard set by Item 1001. For example, your presentation in lengthy paragraphs is not “user-friendly” nor does it serve to highlight the important aspects of this transaction. Moreover, you present information that isn’t especially important to shareholders seeking to understand only the most material aspects of the reverse stock split. As an example, the fact that you will file an amendment to your articles of incorporation with the Secretary of State of Georgia is not particularly critical to an understanding of this transaction and its effect on shareholders. However, the fact that as a result of the reverse stock split, the ownership of officers and directors as a group will exceed 50% would appear to be. Please revise.

Response:

In response to the Staff’s comment, we have revised the summary to reflect the most material terms of the transaction in a question and answer format. Please see “Summary of the Reverse Stock Split” beginning on page 3 of the revised proxy statement.

Special Factors - Background of the Transaction, page 10

3.	Summarize the October 1, 2004 meetings with TSJ&A, where the valuation opinion and the procedures and assumptions used by TSJ&A were explained to the board. See Item 1015(b) of Regulation M-A.

Response:

No meetings were held by the board of directors or management on October 1. On that date, TSJ&A electronically distributed a copy of its valuation opinion to William C. Lumpkin, Jr., our President and Chief Executive Officer. Mr. Lumpkin then distributed the opinion to the other members of the board of directors for their review. No meetings or discussions were held to discuss the valuation opinion until the October 21, 2004 board meeting, which meeting is summarized in the proxy statement. We have revised the discussion of the background of the transaction in the proxy statement to clarify that no meeting was held on October 1, 2004. Please see pages 9-10 of the revised proxy statement.

TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP

Securities and Exchange Commission

November 12, 2004

Description of the Reverse Stock Split - Example 2, page 15

4.	In the example you present, a shareholder who owns 1,750 shares of common stock would be entitled to 3.5 shares of common stock after the reverse stock split. Clarify how many shares he or she would receive. We assume that it would be 3 shares; however, elsewhere in the proxy statement, you reference the right to vote fractional shares.

Response:

Shareholders who own more than 500 shares of our common stock prior to the reverse stock split, and thus will hold at least one whole share following the reverse stock split, will receive fractional shares in the reverse stock split. Only the fractional shares held by shareholders who will own less than one whole share following the reverse stock split are being cashed out. We have revised the proxy statement to clarify that the holder in the referenced example will receive fractional shares. Please see page 14 of the revised proxy statement.

Fairness of the Reverse Stock Split, page 18

5.	The factors listed in Instruction 2 of Item 1014 of Regulation M-A are typically considered important in assessing the fairness of the consideration to be paid to unaffiliated shareholders. To the extent that any one or more of such factors were not considered in the context of this transaction, or were considered but given little weight, this may be an important part of the decision making process that shareholders should understand. Please discuss all of the Item 8 factors, or explain why the board did not consider any one in assessing the fairness of the consideration to be paid to shareholders being cashed out in the reverse stock split. If you seek to rely on the analyses performed by TSJ&A to satisfy your Item 1014 obligation, the board must specifically adopt such analyses.

Response:

In response to the Staff’s comment we have revised the disclosure regarding the board of directors’ assessment of the fairness of consideration to be paid to unaffiliated shareholders to address the factors listed in Instruction 2 of Item 1014 of Regulation M-A. Please see “Fairness of the Reverse Stock Split” beginning on page 16 of the revised proxy statement.

Financial Information, page 23

6.	We are unable to locate the ratio of earnings to fixed charges disclosure required by item 1010 of Regulation M-A. Please revise to include.

TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP

Securities and Exchange Commission

November 12, 2004

Response:

In response to the Staff’s comment, we have included a table showing the ratio of earnings to fixed charges for the required periods. Please see page 25 of the revised proxy statement.

Reservation of Rights, page 25

7.	Please briefly describe the factual circumstances under which the board might elect not to proceed with the reverse stock split, despite its approval by shareholders.

Response:

The board of directors has determined that, if approved by the shareholders, it will proceed with the reverse stock split. As a result, we have deleted the section in the proxy statement captioned “Reservation of Rights.”

Annex B. TSJ&A Valuation Report

8.	Exhibit A to this report references management projections of net income and growth for the years 2004-06. Were these the only projections provided by management and used by TSJ&A? Please respond supplementally, with a view to additional disclosure if necessary.

Response:

Management’s projections of net income and growth for the years 2004-2006 were the only projections provided to and used by TSJ&A. We have supplementally included copies of such projections for the Staff’s review.

9.	Please briefly summarize the material assumptions underlying the projections used in TSJ&A’s analysis.

Response:

In response to the Staff’s comment, we have included a summary of the assumptions utilized by management in preparing the projections used by TSJ&A in connection with its rendering of the valuation opinion. Please see page 19 of the revised proxy statement.

Closing Comments

In response to the Staff’s closing comments, we have attached the requested written acknowledgement of First Commerce Community.

TROUTMAN SANDERS LLP ATTORNEYS AT LAW A LIMITED LIABILITY PARTNERSHIP

Securities and Exchange Commission

November 12, 2004

We would appreciate your prompt review of the attached Amendment No. 1. Should the Staff have any additional comments with respect to the attached materials, please contact the undersigned at (404) 885-3294 or Patrick Macken at (404) 885-3136.

Very truly yours,

/s/ Thomas O. Powell
Thomas O. Powell

Enclosures

cc:	William C. Lumpkin, Jr.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

November 12, 2004

Christina Chalk

Special Counsel

Securities and Exchange Commission

Washington, D.C. 20549-0303

Re:	First Commerce Community Bankshares, Inc.

Schedule 13E-3 filed October 26, 2004

SEC File No. 5-80105

Dear Ms. Chalk:

In connection with the response by First Commerce Community Bankshares, Inc. (the “Company”) to the Commission’s comments with respect to the above referenced matter, delivered by letter dated November 9, 2004, the undersigned, on behalf of the Company, does hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

FIRST COMMERCE COMMUNITY BANKSHARES, INC.

/s/ William C. Lumpkin, Jr.
William C. Lumpkin, Jr.
President and Chief Executive Officer